Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

September 16, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	Prosperity Bancshares, Inc.
Registration Statement on Form S-4 (File No. 333-233443)

Dear Ms. Livingston:

The undersigned, Prosperity Bancshares, Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m. Eastern Time on Tuesday, September 17, 2019, or as soon possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Daniel W. Areshenko of Bracewell LLP, the Company’s counsel, at (713) 221-1358 and that such effectiveness also be confirmed in writing.

Sincerely,

PROSPERITY BANCSHARES, INC.

By:	/s/ Charlotte M. Rasche
Charlotte M. Rasche Executive Vice President and General Counsel